December 4, 2018

Doran Biran
Chief Executive Officer
TechCare Corp.
1140 Avenue of the Americas
New York, NY 10036

       Re: TechCare Corp.
           Preliminary Information Statement on Schedule 14C
           Filed October 22, 2018
           File No. 000-55680

Dear Mr. Biran:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Shachar Hadar, Esq.